February 22, 2018

Mara L. Ransom

Assistant Director

Office of Consumer Products

United States

Securities and Exchange Commission

100 F. Street, N.W.

Mail Stop 3561

Washington, D.C. 20549-3561

RE: CAT9 Group Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed December 26, 2017
File No. 333-222288

Dear Ms Ransom:

This correspondence is in response to your letter dated January 23, 2018 in reference to our filing of the Form S-1 filed December 26, 2017 on the behalf of CAT9 Group Inc., File No. 333-222288.

Please accept the following responses and note that Registrant filed amended Form S-1/A1 on February 22, 2018.

Comment 1

Prospectus Cover Page

1. You state here that you may utilize the services of a broker for your self-underwritten offering. Clarify what services the broker will perform in your offering. Also, reconcile this disclosure with your plan of distribution, where you state that you will not offer your shares for sale through any underwriters, dealers, agents, or anyone who may receive compensation.

Answer: We have amended our registration statement on our prospectus cover page to state that we will not be using services of a broker for our self-underwritten offering. Based upon our answer, no reconciliation within our plan of distribution section is necessary.

Comment 2

Prospectus Cover Page

2. You state your intention to have your common stock quote on the OTC Pink Sheets operated by OTC Markets Group, Inc. and the Over the Counter Bulletin Board. Clarify why you intend to be quoted on both quotation systems and, in doing so, highlight the fact that they have different eligibility requirements.

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Answer: We have amended our registration statement to state on our prospectus cover page (and on page 58 under Plan of Distribution) that we intend to have our common stock quoted on the Over the Counter Bulletin Board (“OTCBB”) and have removed reference to OTC Pink Sheets.

Comment 3

Incorporation of Certain Documents by Reference, page 9

3. We note that you incorporate by reference to financial statements contained in your periodic reports. It does not appear that you are eligible to incorporate such filings by reference because you were a shell company within the last three years, as you acknowledge on page 5. Please revise your disclosure accordingly. In this regard, we refer you to General Instruction VII.D.1.(b) of Form S-1.

Answer: We have amended our registration statement to include our financial statements and added our Management’s Discussion and Analysis (MD&A) section accordingly.

Comment 4

Risk Factors, page 14

Increase Chinese government regulation, page 15

4. You state here that there are presently no significant Chinese government regulations of health claims made by the participants of the acer truncatum business of their products. Here or in an appropriate place in your prospectus, clarify what regulations, even if not significant, apply to your acer truncatum business. Clarify, if true, that no Chinese government regulations restrict or regulate the claims you make regarding the various health benefits of your acer truncatum products.

Answer: We have amended our registration statement to reflect the following statement: There are no restrictions or health benefit regulations on acer truncatum in China at this time. We believe that the Chinese Food and Drug Administration or State Food and Drug Administration (SFDA) will at some point in the future release regulation but we do not know to the extent these regulations will affect our business, whether they would be negative or positive in any manner, or when they will be released. The Chinese Ministry of Health, separate agency, but part of the Chinese government apparatus issued a statement on its position on acer truncatum on March 22, 2011 pursuant to its No. 9 Announcement stating ‘acer truncatum bunge seed oil is a new food resource.” Our interpretation of the statement is the safety status of acer truncatum has been recognized by the governmental agency. We have placed this disclaimer on page 45 of our amended registration statement as well. We have also filed the report as exhibit 99.4 to our amended registration statement.

Comment 5

Description of Business, page 42

5. Please revise this section to clarify and better describe the status of your current operations any your proposed business operations. We understand that you have suspended your food and machinery sales business in favor of growing, harvesting and the production of edible oil, however, it is not clear whether you have begun generating revenues or incurring costs in your new line of business and to what extent the revenues you have disclosed to date are from your old or your new business. In this regard, if you are not yet producing and selling edible oil, please indicate as much with each picture of your products. Also, include disclosure, as appropriate, with the other pictures included in your prospectus to place the picture in the context of your actual present business operations.

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Answer: We have amended our registration statement to include a graphic table of our sales in acer truncatum which began in 2017 and continues to this day. We have also added captions underneath our pictures to better present the context of each photo as it relates to our business operations.

Comment 6

Products and Markets, page 42

6. Disclose the basis for your assertion that nervonic acid “is known to be beneficial to memory related brain health, anti-aging, blood lipid regulation, and anti-fatigue symptoms.” Disclose whether this information is based upon management’s belief, industry data, reports/articles or any other source. In this regard, you state on page 14 that the benefits are claimed by studies. Elaborate upon the nature of these studies and whether you or a third party commissioned such studies.

Answer: We have amended our registration statement to state that it is our management’s belief that claims made regarding nervonic acid are credible, due to them being made by several independent sources from around the world, we do to an extent rely on these independent studies for guidance, however still, we cannot verify these claims with certain accuracy. We rely on reports, and articles produced by independent sources, source that we did not compensate, request or demand to produce any report regarding nervonic acid or acer truncatum. We have also included an article document as exhibit 99.5 to our amended registration statement.

Comment 7

Exhibits, page 66

6. We note your discussion at the bottom of page 6 concerning land leases and the agreements being filed as exhibits to certain filed Form 8-Ks. Please provide a brief description of each lease and a cross reference to the appropriate Form 8-K in your exhibits index.

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Answer: We have amended our registration statement to reflect more details concerning our land leases and agreements. We have provided a brief description of each lease and have cross reference to the appropriate Form 8-K in our exhibit table.

Registrant wishes to acknowledge the following:

  The Company is responsible for the adequacy and accuracy of the disclosures in the filing.
  Staff comments, or changes to disclosures in response to staff comments in filings disclosed to the Staff, do not foreclose the Commission from taking any action with respect to the filing.
  The Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or by any person under the Federal Securities Laws.

Respectfully submitted,

/s/ Wenfa “Simon” Sun

Wenfa “Simon” Sun

President and Chief Executive Officer

cc: Darian B. Andersen

General Counsel, P.C.

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